UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1 MTS.RU MOSCOW , March 3 , 2023 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX : MTSS ), a leading provider of digital and media services and Russia’s largest mobile operator, announces its fourth - quarter and full - year 2022 financial and operating results . In Q 4 2022 , Consolidated Group Revenue increased 1 . 6 % year - over - year to RUB 144 . 4 bn, driven primarily by the Company’s Telecom, Fintech and Media segments . 3 Group OIBDA in Q 4 2022 amounted to RUB 55 . 6 bn , supported by growth in telecom, fintech and media services . Group Net Profit in Q 4 2022 amounted to RUB 5 . 4 bn . 1 Adjusted OIBDA for FY 2022 doesn’t include a loss from impairment of non - current assets of RUB 489 m. 2 Attributable to the owners of the Company. 3 The financial results for the Media operating segment are presented in the “Other” category in the Group’s consolidated finan cia l statements. MTS REPORTS increased 1 . 6 % year - over - year to RUB 144 . 4 bn . Consolidated revenue for FY 2022 increased 2 . 6 % to RUB 5 41 . 7 bn . amounted to RUB 55 . 6 bn . Group Adjusted OIBDA 1 for FY 2022 amounted to RUB 224 . 3 bn . amounted to RUB 5 . 4 bn. Group Net Profit for FY 2022 reached RUB 32 . 6 bn . Q4 2022 Consolidated Group Revenue Q4 2022 Group OIBDA Q4 2022 Group Net Profit 2 Viacheslav Nikolaev, President & CEO, commented: In 2022 , we maintained stable operations in a changing environment . In the current situation, our focus is to provide quality services to our customers without interruption and to ensure business continuity . We bolstered our leading position in B 2 B telecoms in 2022 . We had the largest market share in terms of M 2 M/ IoT connectivity and publicly announced private LTE projects . I would also like to highlight the growth or our AdTech segment and the launch of our Exolve platform, which enables customers to create their own high - performance communication services . It is also important to stress that we chose the right strategy in developing an ecosystem of digital products based on a robust telecom platform . In 2022 , MTS ecosystem revenue increased by 67 % and amounted to more than RUB 100 bn . Despite the high degree of external uncertainty, our digital segments — MTS Media, MTS Entertainment and others — continue to grow . We can also note the success of new business streams and products, such as MTS Travel and MTS Stroki . In February 2023 , sanctions were imposed on some of our subsidiaries by a number of foreign governments . We are currently examining the impact of these measures on our business . Company’s management takes the appropriate measures to mitigate the related negative effects .

2 MTS.RU BUSINESS - LINE TELECOM ▪ Russia connectivity services revenue increased 4.6 % year - over - year to RUB 435.6 bn in FY 2022 . ▪ The number of three - month active mobile subscribers in Russia remained at 80 . 0 m as of the end of 2022 . ▪ Sales of handsets and accessories in Russia declined 36.7 % year - over - year to RUB 43.6 bn in FY 2022. ▪ The number of monthly active users of the MyMTS app rose slightly, to 26 . 4 m as of the end of 2022. FINTECH ▪ Fintech revenue grew 4 0.4 % year - over - year in FY 2022 , reaching RUB 68 bn . ▪ The number of Bank clients increased 1 9.4 % year - over - year to 3 .5 m as of the end of 2022 . MEDIA ▪ The number of over - the - top media subscribers increased 63.4 % year - over - year to 6 . 6 m as of the end of 2022. ▪ The total number of pay - TV viewers ( satellite , cable , IPTV, OTT) grew 32. 6 % year - over - year to 11 . 1 m as of the end of the reporting period . ECOSYSTEM ▪ The number of ecosystem clients rose to 13 . 5 m as of the end of 2022, up 52.7 % from the same period the previous year . ▪ The average number of products per customer increased from 1 . 43 in Q 4 2021 to 1 . 6 in Q4 2022. CB0

3 MTS.RU 4 Financials for 2021 and 1 Q 2022 have been restated due to the deconsolidation of NVision a . s . (Czech Republic) . 5 Net of cash proceeds under sharing agreement . 6 Excluding lease obligations . 7 Adjusted OIBDA for FY 2022 doesn’t include a loss from impairment of non - current assets of RUB 489 m . FINANCIAL 4 Q22 4 Q21 Change, % Revenue 144 . 4 142 . 1 1.6 % o/w Russia 142 . 2 140 . 1 1.5 % OIBDA 55.6 55.4 0.4 % o/w Russia 5 4.5 54.4 0 .3 % Operating profit 27.8 25.7 8.1 % Profit attributable to the owners of the Company 5.4 1 3.6 - 60. 1% Cash CAPEX 5 36.3 22.8 5 9.3 % Net debt 6 383.7 3 89.5 - 1.5 % Net debt / LTM Adjusted OIBDA 1 .7 1 .7 - FY 2022 highlights 2022 2021 Change , % Group Revenue 541.7 527.9 2 . 6% Group Adjusted OIBDA 7 224 . 3 229 . 0 - 2 .0 % Profit attributable to the owners of the Company 32 . 6 63 . 5 - 48.7% CAPEX 111.2 111.0 0 . 2% Operating cash flow 1 90 . 6 142 . 8 33.4 % Free cash flow excl. Bank & cash proceeds from the sale of VF Ukraine 37.2 53.9 - 31.0% Consolidated MTS Group key figures 4 (RUB bn) In Q 4 2022 , Group Revenue increased 1 . 6 % to RUB 144 . 4 bn , driven primarily by growth in income from core connectivity services as well as fintech and media services . At the same time, the decrease in sales of handsets and accessories, due to import restrictions, greatly limited revenue growth while having a minor impact on Group OIBDA . Group OIBDA in Q 4 2022 remained flat year - over - year in connection with rising costs for personnel motivation and the recognition of one - off expenses . At the same time, OIBDA was supported by growth in the Telecom, Fintech and Media segments . Group Net Profit in Q 4 2022 amounted to RUB 5 . 4 bn . Compared with the same period a year earlier, downward pressure came from FX differences owing to the weakening of the Russian ruble compared with the end of Q 3 2022 , higher income tax expense on the back of an increase in deferred tax liability during the quarter, as well as increased financial expenses . Group Cash Capital Expenditures in Q 4 and FY 2022 were RUB 36 . 3 bn and RUB 111 . 2 bn , respectively, targeting network development and modernization , the development of the digital ecosystem and the fulfillment of regulatory requirements . As of the end of Q 4 2022 , MTS’s Net Debt 6 stood at RUB 383 . 7 bn , with a net debt weighted average interest rate of 7 . 4% . The 0 . 2 p . p . increase from the previous quarter was driven by a decrease in money market rates during Q 4 . The Group’s Net Debt ex - LL to Last - Twelve - Months Adjusted OIBDA ratio decreased from 1 . 9 x in Q 3 2022 to 1 . 7 х as of the end of 2022 . CB0

4 MTS.RU 8 Number of owned and franchised MTS stores in operation at the end of the reporting period . (RUB bn) 4 Q22 4 Q21 Change, % 2022 2021 Change, % Revenue 142 . 2 1 40 . 1 1.5% 534. 0 521. 0 2.5% B2C 9 5 . 9 9 5 .2 0.7% 364.0 358.6 1.5% Connectivity 69.0 64.9 6.4% 266.0 256.7 3.6% Sales of handsets 9 . 3 18. 1 - 4 8 . 4% 35.8 6 0 .4 - 4 0 . 8 % Bank revenue 16.0 11.6 37.4% 58.2 40.2 44 . 7 % Other 1.5 0.6 146.0% 4.0 1.3 215 . 2 % B2B/G 33 . 0 30 . 1 9 . 6% 117 .8 104.7 12.5% Connectivity (excl. bulk SMS) 18 .3 17 . 2 6 . 2% 68 .9 63 .9 7.8% Marketer 7 . 6 6 . 4 18 . 2% 24 .8 20 .4 21.6% Sales of handsets 2 . 3 2 .7 - 12.3% 7 . 8 8 . 4 - 7.1% Bank revenue 2 . 0 1 . 9 6.8% 8 . 2 7 . 0 16.9% Cloud & other 2 . 7 1 .9 45.3% 8 .1 5 . 0 61.0% B2O 19 . 3 19 .8 - 2.5% 7 6.0 75 .7 0.4% Eliminations - 6.0 - 5 . 0 18.8% - 23 .6 - 17 . 9 31.8% OIBDA 54 . 5 54 .4 0.3% 220 .3 224 .4 - 1.8% margin 38.3% 38.8% - 0,5 p . p 41.2% 43.1% - 1.9 p . p Net profit 5 . 6 13 . 1 - 57 . 6% 32 . 5 61 . 0 - 46.8% margin 3.9% 9.4% - 5 . 5 p . p 6.1% 11.7% - 5 . 6 p . p Number of MTS Retail stores 8 5,3 95 5 , 636 - 4 . 3 % n/a n/a n/a Informative : connectivity revenue 114.3 108.3 5.5% 435.6 416.5 4.6% Russia results (accounts for over 98% of Group revenue ) Connectivity services revenue in Russia in Q 4 2022 grew 5 . 5 % year - over - year to RUB 114 . 3 bn , supported by B 2 C and B 2 B performance as well as growth in the advertising segment ( Marketer ) . Income from banking services continued to grow — primarily as a result of the expansion of the loan portfolio — increasing 33 . 1 % year - over - year in Q 4 2022 to RUB 18 . 0 bn . In retail, sales of handsets and accessories dropped 4 3 . 7 % year - over - year to RUB 1 1 . 7 bn in Q 4 2022 . CB0

5 MTS.RU SHAREHOLDER In June, at the Annual General Meeting of Shareholders, MTS shareholders approved annual dividends of RUB 33 . 85 per ordinary MTS share based on the Company’s full - year 2021 financial results, equivalent to a total of RUB 66 . 3 bn when including quasi - treasury shares owned by MTS subsidiaries . FY 2021 dividend payments in the amount of RUB 48 . 2 bn were completed by August 16 , 2022 . Holders of American Depositary Receipts (ADRs) obtain the right to receive dividends only after converting their depositary receipts into ordinary shares pursuant to the applicable Russian laws, subject to legal and regulatory limitations and restrictions that exist and/or may appear in the future . According to the terms of the Deposit Agreement, the period guaranteed for converting ADRs into ordinary shares ended on January 12 , 2023 (inclusive), whereafter , as we understand, the depositary may continue to convert ADRs in ordinary shares and/or sell unconverted ordinary shares to distribute the proceeds of sale among ADRs holders . In January and February 2023 , dividends in the amount of RUB 0 . 36 bn were paid out on ADRs converted after the dividend record date (July 12 , 2022 ) .

6 MTS.RU OTHER COUNTRY (AMD bn) 4 Q22 4 Q21 Change, % 2022 2021 Change, % Revenue 13 . 3 12 . 5 6. 4% 51.0 49.0 4.1% OIBDA 6.9 6 .2 11.1% 27.5 25.8 6.4% margin 5 2.1% 5 0. 0% 2 .1 p.p. 53.9% 52.8% 1.1 p.p. Net profit 1 . 9 0 . 6 233.9% 5.6 3.4 66.6% margin 14.5% 4.6% 9. 9 p.p. 11.0% 6.9% 4.1 p.p. In Armenia , revenue in Q 4 2022 rose 6 . 4 % year - over - year to AMD 13 . 3 bn as a result of increased data traffic, a larger number of active subscribers and revenue from bulk SMS . Revenue growth in FY 2022 was driven by higher tourist activity and increased revenue from content services and bulk SMS . In Q 4 2022 and FY 2022 , Armenia OIBDA amounted to AMD 6 . 9 bn and AMD 27 . 5 bn , respectively, due to growth in voice, data and bulk SMS services as well as cost efficiencies compared to the previous year . In Q 4 2022 , the number of mobile subscribers in Armenia amounted to 2 . 3 m, on par with the previous quarter . Armenia Belarus In Belarus, which is not consolidated, revenue in Q 4 2022 increased 6 . 5 % year - over - year to BYN 392 m . Revenue grew 6 . 8 % in FY 2022 thanks to higher income from data transfer . OIBDA in Q 4 2022 rose 10 . 3 % to BYN 193 m on the back of higher revenues from data transfer and fixed line business as well as an increase in the retail margin . In FY 2022 , OIBDA increased 9 . 2% . The number of mobile subscribers in Belarus remained largely unchanged at 5 . 7 m as of the end of the reporting period . (BYN m) 4 Q22 4 Q21 Change, % 2022 2021 Change, % Revenue 392 368 6.5% 1,449 1,357 6.8% OIBDA 193 175 1 0 . 3% 758 694 9 . 2 % margin 49 . 0% 47 . 4% 1 . 6 p.p. 5 2 . 3% 5 1 . 1% 1. 2 p.p. Net profit 99 93 6.5% 384 358 7.3% margin 25.2% 25.0% 0.2 p.p. 26.5% 26.4% 0.1 p.p.

7 MTS.RU RECENT COMPANY Corporate developments In May, the Russian Government Commission on Monitoring Foreign Investment (“the Commission”) approved the Company’s request to maintain its American Depositary Receipts (ADR) program . The Commission’s decision provided for the continued circulation of MTS ADRs until July 12 , 2022 (inclusive) . In June, MTS informed JPMorgan Chase Bank, N.A ., the depositary under the existing MTS ADR program, of its intention to terminate the Deposit Agreement, effective as of July 13, 2022. In July, MTS was notified by the New York Stock Exchange (“NYSE”) that NYSE staff had commenced proceedings to delist the Company’s ADRs . In August, MTS received confirmation from the NYSE that the Company’s ADRs had been delisted from the NYSE effective August 8 , 2022 . Under the terms of the Deposit Agreement, the guaranteed period for converting MTS’s ADRs into ordinary shares ended on January 12 , 2023 (inclusive) . In August, MTS filed an application with J . P . Morgan Bank International to begin the automatic conversion of MTS ADRs into ordinary shares in line with the applicable Russian laws . J . P . Morgan Bank International is the Russian depositary for MTS’s ADR Program . During the automatic conversion process, all Russian depositaries that accounted for ADRs wrote ADRs off from the holders’ accounts and, instead, credited them with MTS ordinary shares . In February 2023 , the US Office of Foreign Assets Control (OFAC) and the UK Office of Financial Sanctions Implementation (OFSI) designated MTS Bank as a sanctioned person pursuant to applicable sanctions regulations adopted by the US and the UK, respectively . Accordingly, MTS Bank became subject to so - called “blocking” (asset - freeze) sanctions maintained by the US and the UK . Among other matters, these sanctions require US and UK third parties, including banks, to block or freeze assets which MTS Bank holds with such parties or otherwise block the settlement of payments to or from MTS Bank and its counterparties . The full impact and potential implications of the imposed sanctions on MTS Bank on the Group’s operations, assets and liabilities cannot be reliably estimated at this time . Management believes it is taking the appropriate measures to mitigate the related negative effects .

8 MTS.RU M&A In October, MTS PJSC and MTS Auto LLC, a 100 % subsidiary of MTS, announced investments in Navitel Group, a Russian provider of navigation and cartographic solutions . The deal will enable MTS to create its own geoservices platform for the development of an ecosystem of services and transport solutions . Founded in 2006 , Navitel Group is a developer and distributor of navigation software, and an independent provider of geoservices and monitoring services in Russia . Navitel also develops navigation devices and video recorders . In October, MTS closed a deal to sell NVision a . s . in the Czech Republic, a plant that specializes in the production and supply of Tier 2 electronic components for the automotive industry as well as microelectronic components . In February, 2023 , MTS announced the acquisition of a 67 % stake in Buzzoola Group, one of the leaders of the AdTech market in Russia and the CIS . The acquisition of Buzzoola will enable MTS to accelerate the development of its AdTech business and increase its share of the advertising market . MTS will also be able to include Buzzoola’s advertising exchange ( AdEx ) and SSP platform, which will complement the Company’s proprietary DSP and DMP solutions (developing under the umbrella brand MTS Marketer), in its AdTech business . Debt In December, MTS issued RUB 15 bn worth of series 001 Р - 23 exchange - traded bonds with a maturity of two years and a coupon rate of 8 . 40 % per annum . In November, MTS announced a consent solicitation with respect to its Eurobonds maturing in 2023 for consideration and approval of (i) a change in the payment procedure that would grant the right to make direct payments in rubles and (ii) other proposed amendments to the Trust Deed and the terms and conditions governing the Notes . A meeting by videoconference took place on December 13 , 2022 . Pursuant to the terms of an extraordinary decision, the Company made the coupon payment on the Notes dated November 30 , 2022 , in accordance with the amended payment mechanism, within sixty (60) calendar days of November 30 , 2022 — that is, by January 30 , 2023 .

9 MTS.RU Cloud & IoT In November, MTS announced the development of a “Smart Click” panic button that uses IoT technologies to communicate with emergency services, medical personnel, and employees of social and commercial facilities . The device instantaneously transmits a signal through an NB - IoT network to any platform, functions wirelessly and does not require specialized installation or maintenance . In December, MTS announced the launch of MTS Fog Play, a decentralized gaming platform that enables owners of high - performance PCs to earn money by renting out the processing power of their computers through a cloud service . Users who don’t have a gaming device can rent a gaming PC and run CPU - intensive games on a smartphone, tablet, TV console or notebook through the Internet . Private LTE In December, MTS announced the transition of its MTS IoT Hub to in - house software that will completely replace foreign - made solutions used in the development of NB - IoT products . The main purpose of the MTS IoT HUB is to provide internal B 2 B and B 2 C products with MTS tools to quickly connect to smart devices, receive telemetric data from the devices, manage the devices and get additional analytics based directly on this data . By moving entirely away from products made by foreign vendors and focusing on in - house developments, MTS is able to guarantee the uninterrupted, high - quality operation of its products with IoT support . In December, MTS announced the signing of an agreement for the installation of a dedicated industrial LTE network for Norilsk Nickel MMC . The LTE network will make it possible to optimize the loading of ore and the movement of open - cut transport and equipment, reduce haulage time and downtime at the mine, and also improve industrial safety . In January, 2023 , MTS deployed Russia’s largest dedicated industrial LTE network for New Mining Management Company . The network provides communication and telemetry services to more than 800 people and about 500 units of mining equipment at the same time . The use of LTE mobile communication technology made it possible to expand coverage considerably, improve the quality of voice services, increase the speed of data transmission, ensure the security of communication channels and enable the exchange of multimedia messages .

10 MTS.RU Innovation and products In November, MTS announced its transition to The Platform, an IT platform that unites all end - to - end IT solutions within the MTS ecosystem . The Platform frees up IT specialists from routine tasks — setting up operating systems and databases, monitoring and installation — enabling them to focus on solving business problems . As a result, up to 30 % of product teams’ resources can be been freed up by reducing incidental workload . In November, MTS announced the launch of a beta version of its AppBazar app store for Android OS, where Russian and foreign developers can host, promote and monetize their services, and users can download apps, paying for them with cards from Russian banks or a mobile phone account . Developers can use a variety of tools to monetize their apps, including in - app purchases, sales of premium versions, subscriptions and participation in the store’s advertising campaigns . In January, 2023 , MTS announced the launch of the MTS Exolve cloud platform, which is designed for the rapid and flexible creation of communication services . The platform enables users to develop their own applications for communication with customers and supports seamless integration into existing IT systems and effective management of omnichannel communications .

11 MTS.RU CAUTIONARY NOTE ON Some of the information in this press release may contain projections or other forward - looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions . We wish to caution you that these statements are only predictions and that actual events or results may differ materially . We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events . We refer you to the documents MTS files from time to time with the U . S . Securities and Exchange Commission, specifically the Company’s most recent Annual Report on Form 20 - F . These documents contain and identify important factors, including those contained in the section captioned “Risk Factors”, that could cause the actual results to differ materially from those contained in our projections or forward - looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to Ukraine ; the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural person by the United States, European Union, United Kingdom and certain other states, including the sanctions recently imposed on MTS Bank and their potential impact on our operations, assets and liabilities ; responsive regulatory, legislative and other measure[s ] by Russian authorities as a reaction to foreign sanctions and restrictive measures ; volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U . S . dollar and the Euro) ; commodity and equity prices and the value of financial assets ; the impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons ; the impact of Russian, U . S . and other foreign government programs to restore liquidity and stimulate national and global economies ; our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so ; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses ; potential fluctuations in quarterly results ; our competitive environment ; our dependence on new service development and tariff structures ; rapid technological and market change ; risks associated with telecommunications infrastructure ; and governmental regulation of the telecommunications industries ; as well as other risks associated with operating in Russia and the CIS volatility of our stock price financial risk management and future growth . In additional, we may face the potential aggravation of existing risk factors or appearance of new risks that may affect our operations and financial results .

MTC MTS.RU 12

# NOTE ON FINANCIAL MEASURES & DEFINITIONS

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

**OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows[9]:**

| Group (RUB bn) | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating profit | 25.7 | 26.7 | 22.3 | 32.6 | 27.8 |
| Add: D&A | 29.6 | 29.5 | 29.2 | 27.8 | 27.8 |
| Loss from impairment of non-current assets | - | 0.2 | 0.3 | - | - |
| Adjusted OIBDA | 55.4 | 56.4 | 51.8 | 60.5 | 55.6 |

| Russia (RUB bn) | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating profit | 25.3 | 25.7 | 22.2 | 32.3 | 27.3 |
| Add: D&A | 29.0 | 28.9 | 28.7 | 27.4 | 27.3 |
| Loss from impairment of non-current assets | - | 0.2 | 0.3 | - | - |
| Adjusted OIBDA | 54.4 | 54.9 | 51.2 | 59.7 | 54.5 |

| Armenia (RUB m) | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating profit | 346 | 528 | 528 | 606 | 575 |
| Add: D&A | 594 | 595 | 462 | 470 | 504 |
| OIBDA | 940 | 1123 | 990 | 1076 | 1080 |

[9] Totals may add up differently due to rounding.

MTC MTS.RU 13

**OIBDA and OIBDA margin can be reconciled to our operating margin as follows[10]:**

| Group | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating margin | 18.11% | 20.2% | 17.5% | 23.7% | 19.3% |
| Add: D&A | 20.9% | 22.4% | 22.9% | 20.2% | 19.3% |
| Loss from impairment of non-current assets | | 0.2% | 0.2% | | |
| Adjusted OIBDA margin | 39.0% | 42.7% | 40.6% | 43.9% | 38.5% |

| Russia | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating margin | 18.1% | 19.8% | 17.6% | 23.8% | 19.2% |
| Add: D&A | 20.7% | 22.3% | 22.8% | 20.1% | 19.2% |
| Loss from impairment of non-current assets | - | 0.2% | 0.2% | - | - |
| Adjusted OIBDA margin | 38.8% | 42.2% | 40.6% | 43.9% | 38.3% |

| Armenia | Q4'21 | Q1'22 | Q2'22 | Q3'22 | Q4'22 |
|---|---|---|---|---|---|
| Operating margin | 18.4% | 25.4% | 28.7% | 31.3% | 27.6% |
| Add: D&A | 31.6% | 28.6% | 25.1% | 24.3% | 24.2% |
| OIBDA margin | 49.9% | 54.0% | 53.8% | 55.7% | 51.8% |

**Free cash flow ex-Bank can be reconciled to our free cash flow as follows:**

| Group (RUB bn) | 12m21 | 3m22 | 6m22 | 9m22 | 12m22 |
|---|---|---|---|---|---|
| Group free cash flow | 27.7 | -33.6 | -13.6 | 35.5 | 63.9 |
| Less: Bank free cash flow | -27.5 | -13.6 | -8.3 | 17.8 | 26.7 |
| Less: Cash proceeds from sale of VF Ukraine | 1.3 | - | - | - | - |
| Free cash flow ex-Bank and cash proceeds from sale of VF Ukraine | 53.9 | -20.0 | -5.3 | 17.7 | 37.2 |

[10] Totals may add up differently due to rounding

14 MTS.RU Definitions Total debt . Total debt represents short - term and long - term debt excluding lease obligations and debt issuance costs . Net debt . Net debt represents total debt less cash and cash equivalents, short - term investments, long - term deposits, swap and currency hedging . Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry . Our net debt calculation may not be similar to the net debt calculation of other companies . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Free Cash Flow . Free cash flow is represented by net cash from operating activities less cash used for certain investing activities . Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry . Our free cash flow calculation may not be similar to the free cash flow calculation of other companies . Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS . Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin . OIBDA represents operating income before depreciation and amortization . OIBDA margin is defined as OIBDA as a percentage of our net revenues . OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss . We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt . While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non - cash current period allocation of costs associated with long - lived assets acquired or constructed in prior periods . Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry . We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded . Subscriber . We define a “subscriber” as an organization or individual, whose SIM - card : ▪ shows traffic - generating activity or ▪ accrues a balance for services rendered or ▪ is replenished or topped off over the course of any three - month period, inclusive within the reporting period, and was not blocked at the end of the period .

15 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021 (AMOUNTS IN MILLIONS OF RUB EXCEPT PER SHARE AMOUNT) Twelve months ended Twelve months ended Three months ended Three months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021 Service revenue 496,669 457,668 132,068 120,775 Sales of goods 45,080 70,253 12,287 21,298 Revenue 541,749 527,921 144,355 142,073 Cost of services (151,780) (132,613) (39,738) (36,014) Cost of goods (41,153) (67,274) (11,729) (19,598) Selling, general and administrative expenses (109,401) (96,035) (31,398) (27,509) Depreciation and amortization (114,393) (110,962) (27,792) (29,642) Operating share of the profit of associates and joint ventures 4,596 5,565 1,088 1,276 Impairment of non - current assets (489) 10 - - Other operating expenses (19,692) (8,607) (6,955) (4,839) Operating profit 109,437 118,005 27,831 25,747 Other non - operating income / (expenses): Finance income 1,774 2,518 738 485 Finance costs (58,378) (41,342) (13,585) (11,632) Other non - operating income (2,832) (344) (5,055) (1,188) Total other non - operating expenses, net (59,436) (39,168) (17,902) (12,335) Profit before tax from continuing operations 50,001 78,837 9,929 13,412 Income tax expense (13,648) (15,360) (4,122) 82 Profit for the period from continuing operations 36,353 63,477 5,807 13,494 CONSOLIDATED

16 MTS.RU Discontinued operation: Profit after tax for the period from discontinued operation (2,918) 792 (115) 256 Profit for the period 33,435 64,269 5,692 13,750 Profit for the period attributable to non - controlling interests (861) (796) (259) (136) Profit for the period attributable to owners of the Company 32,574 63,473 5,433 13,614 Other comprehensive (loss) / income Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations 1,235 1,197 4,357 368 Net fair value (loss)/income on financial instruments (134) - 123 - Other comprehensive (loss) / income for the period 1,101 1,197 4,480 368 Total comprehensive income for the period 34,536 65,466 10,172 14,118 Less comprehensive income for the period attributable to the noncontrolling interests (861) (796) (259) (137) Comprehensive income for the period attributable to owners of the Company 33,675 64,670 9,913 13,981 Weighted average number of common shares outstanding, in thousands - basic 1,679,533 1,693,244 1,684,422 1,670,548 Earnings per share attributable to the Group - basiс: EPS from continuing operations 21.13 37.02 3.29 8.00 EPS from discontinued operation (1.74) 0.47 (0.07) 0.15 Total EPS - basic 19.39 37.49 3.22 8.15 Weighted average number of common shares outstanding, in thousands - diluted 1,705,416 1,701,786 1,709,970 1,688,523 Earnings per share attributable to the Group - diluted: EPS from continuing operations 20.81 36.83 3.24 7.91 EPS from discontinued operation (1.71) 0.46 (0.07) 0.15 Total EPS - diluted 19.10 37.29 3.17 8.06

17 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND AS OF DECEMBER 31, 2021 (AMOUNTS IN MILLIONS OF RUB) As of December 31, As of December 31, 2022 2021 ASSETS NON - CURRENT ASSETS: Property, plant and equipment 312,509 311,250 Investment property 4,925 2,498 Right - of - use assets 120,192 132,343 Goodwill 55,694 42,819 Other intangible assets 109,549 100,132 Investments in associates and joint ventures 9,752 8,735 Other investments 7,539 4,591 Deferred tax assets 11,610 11,683 Accounts receivable, related parties 1,767 5,000 Trade accounts receivable 882 1,898 Bank deposits and loans to customers 138,199 118,342 Other financial assets 5,383 7,437 Other assets 4,046 5,790 Total non - current assets 782,047 752,518 CURRENT ASSETS: Inventories 14,199 18,981 Trade and other receivables 37,176 37,897 Accounts receivable, related parties 2,643 2,287 Bank deposits and loans to customers 96,135 87,594 Short - term investments 24,422 28,972 Advances paid and prepaid expenses 8,160 3,452 VAT receivable 10,867 11,746 Income tax assets 785 2,021 Assets held for sale 273 549 Cash and cash equivalents 78,292 40,590 Other financial assets 24,015 27,349 Other assets 3,916 1,862 Total current assets 300,883 263,300 TOTAL ASSETS 1,082,930 1,015,818 EQUITY : Equity attributable to owners of the Company - 9,367 9,766 Non - controlling interests 5,750 4,838 Total equity - 3,617 14,604 NON - CURRENT LIABILITIES: Borrowings 368,393 350,300 Lease obligations 123,894 135,800 Bank deposits and liabilities 12,397 14,313 Deferred tax liabilities 17,759 17,901 Provisions 7,288 7,288 Contract liabilities 1,124 977 Other financial liabilities 3,464 180 Other liabilities 883 1,035 Total non - current liabilities 535,202 527,794 CURRENT LIABILITIES: Trade and other payables 67,166 72,078 Accounts payable, related parties 1,451 4,107 Contract liabilities 26,082 22,621 Borrowings 117,747 111,839 Lease obligations 19,608 18,709 Bank deposits and liabilities 260,744 207,055 Income tax liabilities 3,150 768 Provisions 23,757 17,479 Other financial liabilities 2,985 202 Other liabilities 28,655 18,562 Total current liabilities 551,345 473,420 TOTAL EQUITY AND LIABILITIES 1,082,930 1,015,818

18 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021 (AMOUNTS IN MILLIONS OF RUB) Twelve months ended Twelve months ended December 31 2022 December 31 2021 CASH FLOWS FROM OPERATING ACTIVITIES: Profit for the year 33,434 64,269 Adjustments for: Depreciation and amortization 114,491 111,088 Impairment of non - current assets 489 (10) Impairment of financial assets 26,359 12,983 Loss/(gain) from sale of Czech/Ukraine operations 1,367 54 Finance income (1,774) (2,518) Finance costs 58,393 41,352 Income tax expense 13,616 15,403 Share of profit of associates and joint ventures (4,805) (5,746) Net foreign exchange loss / (gain) and change in fair value of financial instruments 4,371 186 Inventory obsolescence expense 2,920 1,456 Change in provisions 6,468 3,620 Other non - cash items (1,405) (4,360) Movements in operating assets and liabilities: (Increase)/Decrease in trade and other receivables and contract assets (1,528) (2,608) Increase in bank deposits and loans to customers (57,027) (101,897) Decrease / (Increase) in inventory 810 (5,206) Increase in advances paid and prepaid expenses (4,009) (2,526) Decrease / (Increase) in VAT receivable 876 (2,821) Increase / (Decrease) in trade and other payables, contract liabilities and other current liabilities 7,036 16,544 Increase in bank deposits and liabilities 50,464 53,765 Dividends received 4,614 4,794 Income tax paid (11,255) (17,494) Interest received 1,914 3,150 Interest paid, net of interest capitalized (55,227) (40,632) NET CASH PROVIDED BY OPERATING ACTIVITIES 190,592 142,846 CASH FLOWS FROM INVESTING ACTIVITIES: Purchase of subsidiaries, net of cash acquired (13,948) (10,186) Purchases of property, plant and equipment (70,624) (73,081) Purchases of other intangible assets (41,957) (38,602) Cost to obtain and fulfill contracts, paid (4,358) (4,218)

19 MTS.RU Contacts Proceeds from sale of property, plant and equipment and assets held for sale 5,938 5,082 Purchases of short - term and other investments (2,567) (13,765) Proceeds from sale of short - term and other investments 10,602 13,085 Investments in associates and joint ventures (1,587) (1,087) Cash (payments) and proceeds related to swap contracts (242) (657) Proceeds from sale of subsidiaries, net of cash disposed (149) 3,891 Proceeds from sale/liquidation of associates - 3,014 Other investing activities 654 92 NET CASH USED IN INVESTING ACTIVITIES (118,238) (116,432) CASH FLOWS FROM FINANCING ACTIVITIES: Repayment of notes (56,767) (20,813) Proceeds from issuance of notes 63,970 4,350 Notes and debt issuance cost paid (263) (96) Lease obligation principal paid (16,443) (16,516) Dividends paid (40,959) (61,955) Acquisition of entities under common control, net of cash acquired - (3,474) Proceeds from loans 80,152 64,311 Repayment of loans (62,412) (15,538) Repurchase of common stock - (21,483) Other financing activities (1,900) - NET CASH USED IN FINANCING ACTIVITIES (34,622) (71,214) Effect of exchange rate changes on cash and cash equivalents (30) (79) NET INCREASE/(DECREASE) IN CASH AND 37,702 (44,879) CASH EQUIVALENTS CASH AND CASH EQUIVALENTS, 40,590 85,469 beginning of the year CASH AND CASH EQUIVALENTS, 78,292 40,590 end of the year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 3, 2023